SEP 30 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

02058848

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended June 30, 2002

PROCESSED
OCT 04 2002
THOMSON
FINANCIAL

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

INTRODUCTORY NOTE

This Report sets forth unaudited financial statements and other financial and statistical information for the six-month period ended June 30, 2002, and shall be deemed to be incorporated by reference into and made a part of the Registration Statement on Form F-3 (Nos. 33-63728) of Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) ("SEK" or the "Company").

In this Report, unless otherwise indicated, all descriptions and financial information relate to SEK as a whole, including both the "Market Rate System" (the "M-system") and the "State Support System" (the "S-system"), each of which is described herein. In certain instances, information relating to the S-system on a stand-alone basis is provided separately. References herein to "SEK (excluding the S-system)" mean the same as references to the "Market Rate System".

SEK is a "public company" according to the Swedish Companies Act. A Swedish company, even if its shares are not listed on an exchange and not publicly traded, may choose to declare itself a "public company". Only public debt companies are allowed to raise funds from the public through the issuance of debt instruments. In certain cases, a public company is required to add the denotation "publ" to its name.

This Report contains various forward-looking statements regarding events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of the Company and its consolidated subsidiaries, taken as a whole, to differ materially from the information presented herein. When used in this Report, the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should", and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CURRENCY OF PRESENTATION

SEK publishes its financial statements in Swedish kronor ("Skr"). The following table sets forth for the calendar periods indicated certain information concerning the exchange rate for U.S. dollars into Swedish kronor based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Six-Month Period Ended June 30,	
	2002	2001
	(Skr per U.S. dollar)	
High	10.7290	10.9800
Low	9.2070	9.2800
Average [(1)]	10.1228	10.2646

[(1)] The average of the exchange rates on the last business day of each month during the period.

The noon buying rate on September 25, 2002 was Skr 9.3053 per U.S. dollar.

No representation is made that Swedish kronor amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

THE COMPANY

Introduction

Swedish Export Credit Corporation ("SEK") is a public stock corporation owned by the Swedish State (approximately 65 percent) and a subsidiary of the global technology company ABB Ltd. (approximately 35 percent).

Since its founding in 1962, SEK has promoted Swedish industry and commerce, primarily the export industry, by providing competitive long-term credits. The range of credits granted has continuously been expanded with due regard to market conditions. In recent years, SEK has broadened its business activities to include also credits for investments in infrastructure as well as research and development projects. Several capital market products have also been launched. In addition, advisory services related to financing are provided. Today, SEK therefore offers its customers long-term financial solutions. The total volume of credits granted over the years exceeds Skr 310 billion.

SEK's objective is to engage in financing activities in accordance with the Swedish Financing Business Act and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds.

SEK conducts its business on fully commercial terms and strives to provide its shareholders with a competitive longterm return on equity. SEK manages, on behalf of the Swedish Government, the state-supported export credit system and the State's concessionary credit program.

SEK's structuring of financial solutions is based on high competence, lengthy experience and a well-established international network. The solid creditworthiness of SEK (current rating: AA+; Aa2), combined with financial creativity, have resulted in funding at attractive costs, which have also benefited SEK's customers.

Although SEK provides financing for transactions involving public and private buyers throughout the world, its counterparty exposures are largely to the Swedish and other highly rated OECD states and major Swedish and international banks and credit institutions. (See table below.)

Counterparty Risk Exposures
(Amounts in Skr billion)

Consolidated Group and Parent Company:	**Total**				Credits & Interest-bearing securities				Derivatives, Undisbursed credits, etc.			
	06/2002		**12/2001**		06/2002		12/2001		06/2002		12/2001	
Classified by type of counterparty	**Amount**	**%**	**Amount**	**%**	Amount	%	Amount	%	Amount	%	Amount	%
Swedish:												
State	**27.5**	19	**33.2**	21	26.5	21	31.4	23	1	6	1.8	9
Municipalities	**3.2**	2	**2.6**	2	3.2	3	2.6	2	--	--	--	--
Mortgage institutions	**3.9**	3	**4.1**	3	3.9	3	4.1	3	--	--	--	--
Banks	**14.5**	10	**16.6**	10	13.6	11	14.9	11	0.9	5	1.7	9
Other credit institutions	**3.4**	3	**2.6**	2	3.4	3	2.6	2	--	--	--	--
Others	**10.1**	7	**9.4**	6	9.8	8	9.4	7	0.3	2	0	0
Foreign:												
States	**13.3**	9	**27.3**	17	8.4	7	22.0	16	4.9	29	5.3	26
Municipalities and provinces	**0.3**	0	**0.4**	0	0.3	0	0.4	0	--	--	--	--
Banks	**38.9**	28	**42.6**	27	33.9	27	36.5	26	5.0	30	6.1	30
Other credit institutions	**18.6**	13	**13.0**	8	13.9	11	7.8	5	4.7	27	5.2	26
Others	**7.8**	6	**7.2**	4	7.7	6	7.2	5	0.1	1	--	--
Total	**141.5**	100	**159.0**	100	124.6	100	138.9	100	16.9	100	20.1	100

The volume of new long-term credits accepted by borrowers during the first six months of 2002 reached the equivalent of Skr 7.3 billion (Skr 10.1 billion in the first half of 2001), of which credits related to the S-System represented Skr 0.1 billion (Skr 0.2 billion in the first half of 2001).

The following table sets forth certain data regarding SEK's credits outstanding and debt outstanding at June 30, 2002 and 2001:

	June 30,	
(In millions of Skr)	2002	2001
Total credits outstanding (old format)	67,234	66,547
Total credits outstanding (new format) (1)	41,043	42,086
Of which S-system	12,739	15,559
Total debt outstanding	111,129	127,107
Of which S-system	4,545	5,471

(1) In addition to the amounts of credits outstanding reported on this line, SEK also had outstanding credits granted against documentation in form of securities amounting to Skr 30,978.7 million at June 30, 2002 and Skr 27,873.9 million at June 30, 2001. According to Swedish legislation and accounting practice such credits are reported under the heading interest-bearing securities. The amount of deposits with banks, repurchase agreements and cash on demand included in total credits, was Skr 4,787.7 million at June 30, 2002 and Skr 3,412.9 million at June 30, 2001.

The address of SEK's principal office is Västra Trädgårdsgatan 11 B, Stockholm, Sweden (postal address: P.O. Box 16368, S-103 27 Stockholm, Sweden). SEK's telephone number is +46-8-613 83 00.

Lending Operations

The following table sets forth certain data regarding SEK's lending operations for the six-month periods ended June 30, 2002 and 2001:

(In millions of Skr)	Six-Month Period Ended June 30	
	2002	2001
Offers of long-term credits accepted	7,270	10,116
Of which S-system	113	145
Total credits outstanding at June 30	41,043	42,086
Of which S-System	12,739	15,559
Total credit commitments outstanding at June 30	12,810	21,082
Of which S-System	10,652	12,909

Borrowing Operations

New long-term borrowings, i.e., borrowings with maturities exceeding one year, during the six-month period ended June 30, 2002 amounted to Skr 24.0 billion or USD 2.4 billion, compared with Skr 11.4 billion or USD 1.1 billion during the corresponding period in 2001 and Skr 26.6 billion during the second half of 2001. The increased level of borrowings reflects larger amounts of outstanding debt that matured during these periods.

CONTROL OF REGISTRANT

The following table sets forth the current share ownership of the Company:

	Ownership	Number of Shares	
Kingdom of Sweden	64.65%	640,000	Class A Shares
ABB Structured Finance Investment AB	35.35%	350,000	Class B Shares
Total	100.00%	990,000	Shares

The ownership of the Swedish State is held by the Ministry for Foreign Affairs, while the ownership of the ABB Group is held by ABB Structured Finance Investment AB - a wholly owned subsidiary within the ABB group. ABB has stated that, in light of the sale of most of its structured finance business announced on September 4, 2002, it may dispose of its shareholding in SEK.

RATIOS OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges of the Company for the calendar periods indicated below are as follows:

	Six-Month Period Ended June 30,	
	2002	2001
Swedish GAAP	1.17	1.11
U.S. GAAP	1.37	1.14

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the period, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, in the M-system. The calculation of earnings under U.S. GAAP for the period ended June 30, 2001 has been adjusted to conform to the 2002 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Operating Results

Profit before taxes for the six-month period amounted to Skr 344.6 million (Skr 376.0 million in the first half of 2001). The decrease in operating profit was related mainly to lower volumes in the liquidity portfolio. The annualized return on equity was 19.6% (22.3%) pre taxes, and 14.1% (16.1%) after taxes, respectively.

Net interest earnings were Skr 408.9 million (Skr 435.2 million in the first half of 2001). The contribution to net interest earnings from debt-financed assets was Skr 240.8 million (Skr 262.0 million in the first half of 2001). The underlying average volume of such debt-financed assets was Skr 114.0 billion (Skr 130.6 billion in the first half of 2001), with an average margin of 42 basis points p.a. (40 basis points p.a. for the full year 2001). The increase in average margin was due mainly to higher margins in the credit portfolio and a higher average volume of the same. Simultaneously, the average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, decreased significantly. The contribution to net interest earnings from the investment portfolio, which represent the investment of SEK's equity, was Skr 168.1 million (Skr 173.2 million in the first half of 2001). The decrease reflects that reinvestments of parts of SEK's investment portfolio have been at lower interest rates than the interest rates of the replaced, matured assets.

Net commission income was Skr 8.9 million compared to a net expense of Skr 1.5 million in the first half of 2001. This improvement resulted from increased activities related to capital markets products.

Administrative expenses amounted to Skr 80.6 million (Skr 82.4 million in the first half of 2001).

Business Activities

The decline and uncertainty in the economy experienced during the period has resulted in a generally low demand for new credits in the market. Even so, SEK's volume of new business remained at a high level. SEK reached a total volume of customer-related financial transactions amounting to Skr 9.5 billion (Skr 11.1 billion in the first half of 2001), of which new long-term credits granted totaled Skr 7.3 billion (Skr 10.1 billion in the first half of 2001).

The total volume of customer-related capital markets transactions other than lending was Skr 2.2 billion (Skr 1.0 billion in the first half of 2001). SEK has established a security company, AB SEK Securities, in order to handle SEK's capital markets products.

The aggregate amount of credits outstanding and credits committed though not yet disbursed decreased to Skr 80.0 billion (December 31, 2001: Skr 86.8 billion). The decrease mainly reflects currency exchange effects in the existing portfolio due to the weakening of the U.S. dollar during the six-month period.

Simultaneously, the aggregate amount of outstanding offers for new credits increased significantly, to Skr 65.8 billion at period-end (December 31, 2001: Skr 53.9 billion).

New long-term borrowings during the period amounted to Skr 24.0 billion (Skr 11.4 billion in the first half of 2001). Europe and Asia have been the most important markets.

SEK continues to have a high level of liquid assets and a low financing risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Total Assets, Liquidity, and Capital Adequacy

At period-end, SEK's total assets amounted to Skr 134.7 billion (December 31, 2001: Skr 149.5 billion). The decrease in the volume of total assets was due to a decrease in the portfolio of liquid assets, as well as currency exchange effects affecting both the liquidity portfolio and the credit portfolio.

Highly rated OECD states represented 28% (December 31, 2001: 38%) of SEK's total counterparty exposure. The decrease is mainly due to lower volume in the liquidity portfolio (see above). The exposure to the Swedish State, within the category of highly rated OECD states, represented 19% (December 31, 2001: 21%). The decrease in liquid assets reflects a lower level of outstanding borrowings.

No credit losses have been made.

SEK's adjusted total capital adequacy ratio at period-end was 19.6% (December 31, 2001: 20.4%), of which 14.0% (December 31, 2001: 13.8%) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 17.7% (December 31, 2001: 18.5%), of which 12.1% (December 31, 2001: 11.9%) represented

Tier-1. The decreases in the total capital adequacy ratios were due to currency exchange effects on subordinated debt, which affects only the Tier-2 capital.

Capital Base and Required Capital
According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines.
However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.
(Amounts in Skr million)

I. Capital requirement	Consolidated Group						Parent Company					
	June 30, 2002			December 31, 2001			June 30, 2002			December 31, 2001		
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	134,743	29,180	2,335	149,541	28,627	2,290	134,792	29,231	2,338	149,563	28,649	2,292
Off-balance sheet items	16,961	2,756	220	20,134	3,184	255	16,961	2,756	221	20,134	3,184	255
Other exposures	n.a.	11	1	n.a.	1	0	n.a.	12	1	n.a.	1	0
Total	151,704	31,947	2,556	169,675	31,812	2,545	151,753	31,999	2,560	169,697	31,834	2,547
Breakdown by category:												
A. Riskweight 0%	56,963	--	--	73,077	--	--	56,962	--	--	73,077	--	--
B. Riskweight 20%	70,554	14,111	1,129	74,465	14,893	1,191	70,554	14,111	1,129	74,465	14,893	1,191
C. Riskweight 50%	1,853	926	74	2,147	1,074	86	1,853	926	74	2,147	1,074	86
D. Riskweight 100%	15,892	15,892	1,272	15,065	15,065	1,205	15,942	15,942	1,275	15,087	15,087	1,207
E. Market exposures	6,442	1,018	81	4,921	780	63	6,442	1,020	82	4,921	780	63
Total	151,704	31,947	2,556	169,675	31,812	2,545	151,753	31,999	2,560	169,697	31,834	2,547

II. Capital base (A)

	Consolidated Group		Parent Company	
	06/2002	12/2001	06/2002	12/2001
Tier-1 capital	3,873	3,778	3,801	3,801
Tier-2 capital	1,781	2,111	1,791	2,109
Of which:				
Upper Tier-2	1,327	1,640	1,337	1,638
Lower Tier-2	454	471	454	471
Total	5,654	5,889	5,592	5,910
Adjusted Tier-1 capital	4,473	4,378	4,401	4,401
Adjusted Total	6,254	6,489	6,192	6,510

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company	
	06/2002	12/2001	06/2002	12/2001
Total	17.7%	18.5%	17.5%	18.5%
Of which:				
Tier-1 ratio	12.1%	11.9%	11.9%	11.9%
Tier-2 ratio	5.6%	6.6%	5.6%	6.6%
Of which:				
Upper Tier-2 ratio	4.2%	5.1%	4.2%	5.1%
Lower Tier-2 ratio	1.4%	1.5%	1.4%	1.5%
Adjusted Total	19.6%	20.4%	19.4%	20.4%
Of which: Adj. Tier-1 ratio	14.0%	13.8%	13.8%	13.8%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

			Of which:				Book value on-balance sheet			
							Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:	
June 30, 2002	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts										
Currency related agreements	102,372	5,879	2,018	3,861	6,056	1,386	650	2,299	1,684	4,044
Interest rate related contracts	72,924	2,039	1,683	356	2,851	574	198	737	1,354	59
Equity related contracts	22,859	2,536	642	1,894	555	381	18	355	294	0
Commodity related contracts, etc.	139	27	19	8	23	6	--	--	--	--
Total derivative contracts	198,294	10,481	4,362	6,119	9,485	2,347	866	3,391	3,332	4,103
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	75	75	--	75	--	--				
Undisbursed credits	12,810	6,405	--	6,405	--	409				
Total	211,179	16,961	4,362	12,599	9,485	2,756				
December 31, 2001										
Derivative financial contracts:										
Currency related agreements	120,310	6,245	2,480	3,765	6,268	1,584	745	5,891	1,066	2,793
Interest rate related contracts	103,836	2,901	2,477	424	3,024	742	205	414	1,923	24
Equity related contracts	19,462	2,613	1,021	1,592	992	605	25	111	269	644
Commodity related contracts, etc.	357	44	23	21	48	10	--	--	--	--
Total derivative contracts	243,965	11,803	6,001	5,802	10,332	2,941	975	6,416	3,258	3,461
Other off-balance sheet contracts and commitments:										
Repurchase agreements etc. (repos)	109	109	--	109	--	--				
Undisbursed credits	16,444	8,222	--	8,222	--	243				
Capital subscribed (unpaid)	--	--	--	--	--	--				
Total	260,518	20,134	6,001	14,133	10,332	3,184				

(A) *The capital base includes the profit for the six-month period ended June 30, 2002, less expected dividend related to said period.*

(B) In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

INDEX TO FINANCIAL STATEMENTS (UNAUDITED)

INCOME STATEMENTS (UNAUDITED)

SEK (exclusive of the S-system)	**January-June, 2002**		January-June, 2001		January -December 2001	
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,491.5	2,494.4	3,755.1	3,758.1	6,911.7	6,917.5
Interest expenses	-2,082.6	-2,082.6	-3,319.9	-3,320.0	-6,081.0	-6,081.2
Net interest revenues (Note 3)	**408.9**	**411.8**	**435.2**	**438.1**	**830.7**	**836.3**
Commissions earned	12.2	9.3	2.7	2.7	12.8	12.8
Commissions incurred	-3.3	-3.3	-4.2	-4.2	-7.7	-7.7
Remuneration from/to the S-system	17.8	17.8	18.9	18.9	36.7	36.7
Net results of financial transactions (Note 2)	-7.1	-7.1	9.3	9.3	6.0	6.0
Other operating income	0.0	0.0	0.0	0.0	8.2	8.1
Administrative expenses	-80.6	-83.8	-82.4	-85.4	-150.7	-157.0
Depreciations of non-financial assets	-2.9	-1.8	-3.2	-2.2	-6.3	-4.2
Other operating expenses	-0.4	0.0	-0.3	0.0	-0.7	0.0
Operating profit	**344.6**	**342.9**	**376.0**	**377.2**	**729.0**	**731.0**
Taxes (Note 4)	-96.8	-96.0	-105.6	-105.6	-188.3	-193.7
Net profit for the period	**247.8**	**246.9**	**270.4**	**271.6**	**540.7**	**556.6**

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	**January - June, 2002**	January - June, 2001	January- December, 2001
Interest revenues	318.8	291.4	622.7
Interest expenses	-388.2	-422.8	-853.3
Net interest expenses	**-69.4**	**-131.4**	**-230.6**
Remuneration to/from SEK	-17.8	-18.9	-36.7
Foreign exchange effects (Note 2)	1.4	-11.8	-12.9
Reimbursement from the State	**85.8**	**162.1**	**280.2**
Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)	**April-June, 2002**	January-March, 2002	April-June, 2001	January-March, 2001
(Skr million)	Consolidated Group	Consolidated Group	Consolidated Group	Consolidated Group
Interest revenues	1,208.0	1,283.5	1,788.1	1,967.0
Interest expenses	-1,009.5	-1,073.1	-1,569.7	-1,750.2
Net interest revenues	**198.5**	**210.4**	**218.4**	**216.8**
Operating revenues	18.1	11.9	17.7	13.2
Operating expenses	-52.2	-42.1	-47.2	-42.9
Operating profit	**164.4**	**180.2**	**188.9**	**187.1**
Taxes	-46.2	-50.6	-53.0	-52.6
Net profit for the period	**118.2**	**129.6**	**135.9**	**134.5**

BALANCE SHEETS (UNAUDITED)

(Skr million)	June 30, 2002 Consolidated Group	June 30, 2002 Parent Company	June 30, 2002 Of which S-system	June 30, 2001 Consolidated Group	June 30, 2001 Parent Company	June 30, 2001 Of which S-system	December 31, 2001 Consolidated Group	December 31, 2001 Parent Company	December 31, 2001 Of which S-system
ASSETS									
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	5,747.4	5,747.4	74.3	21,109.2	21,109.2	72.5	17,599.1	17,599.1	73.4
Of which current assets	(4,740.9)	(4,740.9)	(74.3)	(19,976.4)	(19,976.4)	(72.5)	(16,510.3)	(16,510.3)	(73.4)
Of which fixed assets	(1,006.5)	(1,006.5)	–	(1,132.7)	(1,132.7)	–	(1,088.8)	(1,088.8)	–
Credits to credit institutions (Note 7)	10,946.1	10,936.1	3,382.1	12,563.6	12,563.4	5,347.9	15,361.8	15,361.7	8,480.8
Credits to the public (Note 7)	30,096.9	30,096.9	9,357.0	29,522.2	29,522.2	10,211.5	30,149.2	30,149.2	7,001.5
Other interest-bearing securities	77,922.4	77,922.4	–	80,574.9	80,574.9	–	75,819.5	75,819.5	–
Of which current assets	(46,813.0)	(46,813.0)	–	(52,054.9)	(52,054.9)	–	(47,479.0)	(47,479.0)	–
Of which fixed assets	(31,109.5)	(31,109.5)	–	(28,520.0)	(28,520.0)	–	(28,340.5)	(28,340.5)	–
Of which credits (Note 6)	(30,978.7)	(30,978.7)	–	(28,146.2)	(28,146.2)	–	(28,074.2)	(28,074.2)	–
Shares in subsidiary	n.a.	113.5	–	n.a.	103.6	–	n.a.	103.6	–
Non-financial assets	139.4	20.1	–	140.6	19.3	–	139.3	18.9	–
Other assets	6,528.6	6,593.6	115.7	7,660.4	7,719.7	196.4	6,498.1	6,537.3	190.2
Prepaid expenses and accrued revenues	3,362.2	3,362.2	197.0	4,278.9	4,278.9	258.6	3,973.8	3,973.8	232.9
Total assets (Note 9)	**134,743.0**	**134,792.2**	**13,126.1**	**155,849.8**	**155,891.2**	**16,086.9**	**149,540.8**	**149,563.1**	**15,978.8**
LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS									
Borrowing from credit institutions	905.0	905.0	0.0	3,988.0	3,847.2	0.0	1,510.6	1,510.6	12.5
Borrowing from the public	98.1	98.1	0.0	130.3	130.3	0.0	92.9	92.9	0.0
Senior securities issued	110,125.8	110,125.8	4,544.9	122,988.8	122,988.8	5,471.0	121,697.5	121,697.5	5,158.6
Other liabilities	12,552.0	12,582.1	214.4	16,032.7	16,199.7	262.7	13,887.4	13,889.6	292.5
Lending/(borrowing) between SEK and the S-system	–	–	7,996.6	–	–	9,812.7	–	–	10,186.4
Accrued expenses and prepaid revenues	3,006.8	3,006.5	370.2	4,127.9	4,123.6	540.5	3,565.6	3,565.4	328.8
Allocations	403.4	18.4	–	409.9	19.5	–	403.4	18.4	–
Subordinated securities issued	4,119.1	4,119.1	–	4,797.0	4,797.0	–	4,738.0	4,738.0	–
Total liabilities and allocations	*131,210.2*	130,855.0	13,126.1	*152,474.6*	152,106.1	16,086.9	145,895.4	145,512.4	15,978.8
Untaxed reserves (Note 8)	*n.a.*	1,374.9	–	*n.a.*	1,394.2	–	n.a.	1,374.9	–
Share capital	990.0	990.0	–	990.0	990.0	–	990.0	990.0	–
Non-distributable reserves	1,129.9	140.0	–	1,143.8	140.0	–	1,129.9	140.0	–
Total non-distributable capital	*2,119.9*	1,130.0	–	*2,133.8*	1,130.0	–	2,119.9	1,130.0	–
Profit carried forward	1,165.1	1,185.4	–	971.0	989.3	–	984.8	989.2	–
Net profit for the period	247.8	246.9	–	270.4	271.6	–	540.7	556.6	–
Total distributable capital	*1,412.9*	1,432.3	–	*1,241.4*	1,260.9	–	1,525.5	1,545.8	–
Total shareholders' funds	*3,532.8*	2,562.3	–	*3,375.2*	2,390.9	–	3,645.4	2,675.8	–
Total liabilities, allocations and shareholders' funds	**134,743.0**	**134,792.2**	**13,126.1**	**155,849.8**	**155,891.2**	**16,086.9**	**149,540.8**	**149,563.1**	**15,978.8**
COLLATERAL PROVIDED									
Collateral provided	**None**	**None**	**None**	**None**	**None**	**None**	**None**	**None**	**None**
Interest-bearing securities									
Subject to repurchase agreements	0.0	0.0	–	0.0	0.0	–	0.0	0.0	–
Subject to lending	74.7	74.7	–	225.2	225.2	–	109.4	109.4	–
CONTINGENT LIABILITIES									
Guarantee for liabilities of subsidiary	–	–	–	–	145.0	–	–	–	–
COMMITMENTS									
Committed undisbursed credits	12,810.2	12,810.2	10,652.4	21,081.7	21,081.7	12,909.4	16,443.9	16,443.9	12,087.6

Specification of Change in Equity

Consolidated Group

(Skr million)	January-June, 2002	January-June, 2001
Opening equity	3,645.4	3,505.7
Dividend paid	-360.4	-401.0
Net profit for the period	247.8	270.4
Closing equity	3,532.8	3,375.1

STATEMENTS OF CASH FLOWS (UNAUDITED)	January - June 2002		January - June 2001	
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Cash flows from operating activities				
Net profit for the period	247.8	246.9	270.4	271.6
Adjustments to reconcile net profit to				
net cash provided by operating activities:				
Changes in untaxed reserves	n.a	–	n.a	–
Increase(+)/decrease(-) in deferred taxes	–	n.a.	–	n.a
Depreciations	2.9	1.8	3.2	2.2
Increase(-)/decrease(+) in prepaid expenses and accrued revenues	611.6	611.6	225.9	225.9
Decrease(-)/increase(+) in accrued expenses and prepaid revenues	-558.7	-559.0	-381.7	-385.6
Decrease(+)/increase(-) in derivative instruments				
with positive or negative values	-2,351.5	-2,351.4	-2,487.2	-2,487.2
Other changes - net	985.5	987.6	1,688.6	1,697.2
Net cash (used in)/provided by operating activities	**-1,062.4**	-1,062.5	**-680.8**	-675.9
Cash flows from investing activities				
Disbursements of credits (B)	-2,866.6	-2,866.6	-6,007.9	-6,007.9
Repayments of credits, including effects of currency translations	8,962.3	8,962.3	9,469.7	9,469.9
Net increase(-)/decrease(+) in bonds and securities held (C)	9,748.8	9,748.8	9,252.4	9,252.4
Capital expenditures	-3.0	-12.9	-3.2	-3.4
Other changes - net	-1,627.7	-1,617.7	2,119.6	2,119.6
Net cash (used in)/provided by investing activities	**14,213.8**	14,213.9	**14,830.6**	14,830.6
Cash flows from financing activities				
Net decrease (-)/increase (+) in originally short-term debt	13,716.2	13,716.2	-21,709.1	-21,709.1
Proceeds from issuance of long-term senior debt	23,984.4	23,984.4	11,369.3	11,369.3
Proceeds from issuance of long-term subordinated debt	–	–	–	–
Adjustments of long-term subordinated debt due to currency translations	-618.9	-618.9	540.1	540.1
Repayments of long-term senior debt, including effects of currency translations on all debt	-72,442.6	-72,442.6	-3,086.8	-3,091.7
Dividend paid	-360.4	-360.4	-401.0	-401.0
Own long-term debt repurchased, net change	22,569.9	22,569.9	-862.3	-862.3
Net cash (used in)/provided by financing activities	**-13,151.4**	**-13,151.4**	**-14,149.8**	**-14,154.7**
Net increase(+)/decrease(-) in cash and cash equivalents	0.0	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0	0.0
Cash and cash equivalents at end of period (B)	**0.0**	0.0	**0.0**	0.0

(A) The statements of cash flows have been drawn up in accordance with principles applied previous years and give, according to the Company, a fair view of the cash flows generated by the Company's activities. These principles differ from the Swedish Financial Accounting Standards Council's recommendation number 7 - Accounting Recommendation for Cash Flows.

(B) Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes - net. The amount of deposits with banks at June 30, 2002 was Skr 1,757.9 million (December 31, 2001: Skr 151.5 million). Such amounts are not included in the amounts of Cash in hand on the balance sheet.

(C) Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.

SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in Skr million, unless otherwise indicated.

Introductory Note.

The Parent Company compared with the Consolidated Group

The Company reports separate Income Statements and Balance Sheets for the Consolidated Group and the Parent Company.

The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly owned subsidiaries AB Sektionen and AB SEK Securities (the "Subsidiaries"). AB Sektionen's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a security company under the supervision of the Swedish Financial Supervisory Authority. AB SEK Securities was established during 2002.

Note 1. Accounting principles applied

Introduction

Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, have been adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

The regulations include, among other things, specific rules for "hedge accounting", see Note 1(j) below. Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same.

The following accounting policies have been applied:

(a) Consolidation. The consolidated financial statements have been drawn up based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiaries and the equity of the Subsidiaries, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by AB Sektionen and is consolidated accordingly. Thus, the Consolidated Balance Sheet principally reflects the same situation as would have been the case if the Parent Company had directly owned the building. All intercompany accounts and transactions have been eliminated in consolidation.

No untaxed reserves are reported in the Consolidated Balance Sheet, nor are changes in untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by (i) an after-tax portion, reported as one component of non-distributable capital, and (ii) a portion representing deferred taxes, reported as one component of "allocations". Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

(b) S-system. SEK administers, against compensation, the State's export credit support system and the State's tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears, for certain programs every four months and for other programs every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the State) are reported as "Due from the State" until settled.

(c) S-system statements. Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

With regard to balance-sheet statements, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance-sheet statements are also included columns with the heading "Of which S-system", where the S-system-related items are shown separately.

Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the State as described in Note 1 (b).

(d) Accrual basis accounting. The SEK-group is on the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also Note 1(b)).

(e) Payment or business day reporting. The reporting on the balance sheet is based on business transaction days which, in the case of credits and borrowing, is generally when funds are advanced.

(f) Gross basis reporting. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

(g) Current and fixed financial assets. Financial assets are classified as "current financial assets" or "fixed financial assets".

(h) Untaxed reserves. In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

(i) Currency translation. Assets and liabilities in foreign currencies have been translated to Swedish kronor at the period-end exchange rates (see Note 2). Currency exchange effects are included as one component of "net results of financial transactions".

Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

(j) Securities. The following principles have been applied with regard to interest-bearing securities ("securities" or "interest-bearing securities"):

Securities acquired with the purpose of hedging the return on SEK's equity during the tenor of the securities, and aimed to be held to maturity ("held-to-maturity account securities"), are classified as fixed financial assets and reported at amortized cost.

Securities included in interest-rate and currency-exchange-rate hedged transactions ("hedge account securities") are classified as current financial assets and reported -- in accordance with the hedge accounting rules -- at amortized cost. Hedge account securities are offset mainly by other items, mostly liabilities, with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of the same due to movements in interest and exchange rates is hedged.

The securities in the Trading Portfolio ("Trading Securities") are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

Realized gains and losses in connection with sales of hedge account securities, which have not been material, are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions.

Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) "Treasuries, etc., eligible for refinancing with central banks", and (ii) "Other interest-bearing securities". Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, according to SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term "Treasuries/government bonds". All the above statements in this Note 1 (j) apply to both categories of securities, i.e., to "Treasuries/government bonds" and to "Other interest-bearing securities".

(k) Deposits. Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

(l) Repurchase agreements and bond lending. Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. According to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties are also -- although not formally representing collateral -- reported under the heading "Collateral Provided".

(m) Past-due credits and problematic credits. Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Problematic credits are doubtful credits (or other assets), and interest-rate reduced credits (or other assets). Doubtful credits (or other assets) are credits (or other assets) that are past due or, for other reasons, the values of which are deemed to be uncertain. Interest-rate reduced credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

(n) Provisions for expected credit losses. Provisions for credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2002, 2001, 2000, or 1999.

(o) Depreciation. Office equipment is depreciated at 20 % of acquisition cost annually. Buildings and building equipment are depreciated at the highest amounts allowable for tax purposes. Further, additional non tax-deductible depreciation is made on the consolidated acquisition cost of the building held by AB Sektionen, such that the annual consolidated depreciation on that building is 1.5 percent of the acquisition cost. Buildings and building equipment are thus depreciated over their estimated useful lives.

(p) Reacquired debt. SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenor of the instrument.

(q) Derivative instruments. In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, exclusively for the purpose of hedging SEK's interest-rate and currency-exchange-rate exposures.

Such instruments are reported in accordance with the hedge accounting rules. As a result the currency exchange rate component of derivatives is marked to market and recorded net as other assets or other liabilities, while the interest rate component and other components of the derivatives are recorded on a net settlement basis.

Gains or losses on early termination of derivatives are deferred and amortized over the life of the hedged item.

Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority's regulations.

(r) Pension obligations. The Company's compulsory pension obligations are covered by insurance. However, the Company also has certain additional contractual pension obligations. These are non-tax-deductible when provided for, and are reported as one component of "allocations". Further, the Company also has certain additional contractual defined contribution pension obligations to the President, which are covered by insurance.

(s) Certain references. In certain cases, references are made in the "Notes to the Consolidated Financial Statements" to information included in other sections of this report. Such information shall be deemed to be included herein by reference.

(t) Income tax. Income tax for the profit or loss for the period comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax includes deferred tax in the untaxed reserves of individual group companies and deferred taxes on taxable temporary differences.

(u) Swedish and United States accounting principles. Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

Deferred taxation – U.S. GAAP requires the recognition of a deferred tax liability on all taxable temporary differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future. Such comprehensive tax accounting has only been required in Sweden as from January 1, 2001 with the implementation of the provisions of IAS 12.

Own debt repurchased – Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives.

Debt Securities – The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses as comprehensive income.

As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under US GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

Derivatives – Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge's change in fair value is recognized immediately in income.

Certain assets, liabilities and designated derivatives have qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, qualify for hedge accounting under the new accounting standards. The Company has not applied hedge accounting up until June 30, 2002. Therefore, the adoption of the new accounting standards has increased the volatility of reported earnings under U.S. GAAP.

Adoption of these new accounting standards has resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr 1,645 million with no impact on net income. Because such hedging relationships do not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a level yield basis over an estimated average life of eleven years. Such changes in fair value and accretion are included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

The Company has been taking steps to achieve hedge accounting under U.S. GAAP and expects to do so for a substantial portion of derivatives in the second half of 2002.

Other – Other items includes refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP.

No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company's net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b) and (c)).

The following is a summary of the significant adjustments to net profit and shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

	June 30,	
(In millions of Skr unless otherwise stated)	2002	2001
Net profit for the period under Swedish GAAP	247.8	270.4
After-tax effects of amortization of unrealised gains on securities transferred into the held-to-maturity category in 1996	-3.0	-2.8
Gains in connection with repurchases of own-debt	3.7	21.3
Derivatives and hedging activities *	303.0	52.4
Tax effect of U.S. GAAP adjustments *	-85.9	-20.6
Net adjustments	217.8	50.3
Net profit for the period under U.S. GAAP	465.6	320.7
Earnings per share under U.S. GAAP (Skr)	470	324

	June 30,		December 31,
(In millions of Skr)	2002	2001	2001
Shareholders' funds under Swedish GAAP	3,532.8	3,375.2	3,645.4
Unamortized gains on securities transferred to held to maturity securities in 1996 on an after-tax basis	24.4	30.4	27.4
After-tax difference between fair value and book value in available-for-sale securities	134.9	91.5	276.3
Transition adjustment related to adoption of SFAS 133 resulting in an after-tax increase in other comprehensive income *	181.5	181.5	181.5
Amortization of transition adjustment on an after-tax basis *	-74.7	-28.8	-52.4
Derivatives and hedging activities	1,545.9	52.4	1,242.9
Gains/(losses) in connection with repurchases of own-debt	18.0	-21.3	14.3
Other	-13.0	-12.7	-13.0
Tax effect of U.S. GAAP adjustments	-434.3	-5.2	-348.3
Deferred taxation	5.6	18.1	5.6
Net adjustments	1,388.3	305.9	1,334.3
Shareholders' funds under U.S. GAAP	4,921.1	3,681.1	4,979.7

* The items have been adjusted for the six-month period ended June 30, 2001 to conform to the methods used for calculating such effect in the Report on Form 20-F for the twelve-month period ended December 31, 2001 and in the six-month period ended June 30, 2002.

The holding gains on available-for-sale securities would under U.S. GAAP be reported with "Comprehensive Income" under SFAS No. 130 "Reporting Comprehensive Income".

Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

Note 2. Foreign Exchange Gains/Losses

All foreign exchange gains and losses are recognized currently in income.

Note 3. Interest Revenues/Expenses

The reporting of interest revenues and interest expenses related to derivative instruments will be reported on the income statement on a net basis.

Note 4. Taxes

Reported amounts of taxes represent profit before appropriations multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 5. Counterparty Exposures

For the Company's counterparty exposures related to interest-bearing securities, credits and derivative instruments at June 30, 2002 and June 30, 2001, classified by type of borrower, guarantor, collateral or issuer, see table on page 3.

Note 6. Credits

Represents credits granted against documentation in the form of interest-bearing securities.

Note 7. Past-Due Credits

In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 54.8 million at June 30, 2002 (December 31, 2001: Skr 43.7 million). The principal amount not past-due on such credits was Skr 42.6 million at June 30, 2002 (December 31, 2001: Skr 106.2 million). All past-due credits were covered by adequate guarantees.

Note 8. Untaxed Reserves

Allocations to and/or dissolutions of untaxed reserves are made only at year-end. Accordingly, the balances thereof at June 30 are the same as those at the preceding year-end.

Note 9. Total Assets

The amount of total assets at period-end, Skr 134.7 billion, was approximately Skr 9.3 billion lower than it would have been if the currency exchange rates as of December 31, 2001 had been unchanged.

Note 10. Risk Capital and Capital Base

The Company's risk capital consists of shareholders' funds plus untaxed reserves and subordinated debt at period-end. In excess of these funds, The Government and ABB have issued to SEK a guarantee fund of callable capital, amounting to Skr 600 million in total (Skr 300 million from each shareholder). SEK may call on capital under the guarantee fund if SEK finds it necessary in order to be able to fulfill its obligations.

It is the intention of the shareholders and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

SEK has abandoned its self-implemented risk-capital-to-total-assets-ratio (which had its origin prior to the introduction of BIS capital ratios). Going forward, SEK will use BIS-based capital-adequacy ratios for risk capital measurement purposes. When reporting, SEK will show ratios that are based on regulatory approved capital, only, and on regulatory approved capital plus guarantee capital, respectively.

The total regulatory capital adequacy ratio at period-end was 17.7% (December 31, 2001: 18.5%), of which 12.1% (December 31, 2001: 11.9%) represented Tier-1 and 5.6% (December 31, 2001: 6.6%) represented Tier-2.

Adjusted for inclusion of guarantee capital fund amounting to Skr 600 million from SEK's shareholders in the Tier-1 capital base, the accordingly adjusted capital adequacy ratio at period-end was 19.6% (of which 14.0% represented adjusted Tier-1).

See also table "Capital base and required capital" elsewhere in this report.

The aggregate volume of funds borrowed and shareholders' funds, exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

EXHIBIT INDEX

Exhibits

7.1 Calculation of Ratios of Earnings to Fixed Charges - U.S. Accounting Principles
7.2 Calculation of Ratios of Earnings to Fixed Charges - Swedish Accounting Principles

EXHIBIT 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

**Calculation of Ratios of Earnings to Fixed Charges
Based on SEK excluding the S-system
on the Basis of U.S. Accounting Principles**

	Six-month Period ended June 30,	
	2002	2001 [1]
Fixed Charges:		
Interest expenses	1,775.9	3,246.2
Earnings:		
Net profit	465.6	320.7
Taxes	182.7	126.2
Fixed charges	1,775.9	3,246.2
	2,424.2	3,693.1
Ratio of earnings to fixed charges	1.37	1.14

[1] Adjusted to conform to the 2002 presentation.

EXHIBIT 7.2

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges Based on SEK excluding the S-system on the Basis of Swedish Accounting Principles

	Six-month Period ended June 30,	
	2002	2001
Fixed Charges:		
Interest expenses	2,082.6	3,319.9
Earnings:		
Net profit	247.8	270.4
Taxes	96.8	105.6
Fixed charges	2,082.6	3,319.9
	2,427.2	3,695.9
Ratio of earnings to fixed charges	1.17	1.11

08238114

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2002

Aktiebolaget Svensk Exportkredit
(Swedish Export Credit Corporation)

By: ______________________
Peter Yngwe, President